Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED BY MS C P WICKS (A DIRECTOR OF THE COMPANY) THAT TODAY SHE PURCHASED 2,616 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 262.91P PER SHARE.

FOLLOWING THE PURCHASE, MS WICKS IS BENEFICIALLY INTERESTED IN 2,616 SHARES.